SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 17, 2001

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WERNER ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

NEBRASKA	**0-14690**	**47-0648386**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14507 FRONTIER ROAD
POST OFFICE BOX 45308

OMAHA, NEBRASKA	**68145**	**(402)895-6640**
(Address of principal executive offices)	(Zip Code)	(Registrant's telephone number)

ITEM 5.   OTHER EVENTS.

     On July 17, 2001, the registrant issued a news release announcing its operating revenues and earnings for the second quarter ended June 30, 2001. A copy of the news release is filed as an exhibit to this Form 8-K.

ITEM 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

     Exhibit 99.1   News release issued by the registrant on July 17, 2001.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


WERNER ENTERPRISES, INC.


Date: July 20, 2001   By: /s/ John J. Steele

                                            John J. Steele
                                            Vice President, Treasurer and
                                              Chief Financial Officer

Date: July 20, 2001   By: /s/ James L. Johnson

                                            James L. Johnson
                                            Vice President, Controller and
                                            Corporate Secretary